Exhibit 99.1

Intercure Ltd.

CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

As of September 30, 2022

(Unaudited)

Intercure Ltd.

CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

As of September 30, 2022

(Unaudited)

INDEX

Page

Condensed Consolidated Interim Statements of Financial Position	3-4

Condensed Consolidated Interim Statements of Profit or Loss and Other Comprehensive Income	5

Condensed Consolidated Interim Statements of Changes in Equity	6

Condensed Consolidated Interim Statements of Cash Flows	7-8

Notes to Condensed Consolidated Interim Financial Statements	9-18

2

Intercure Ltd.
Condensed Consolidated Interim Statements of Financial Position

		September 30	December 31
		2022	2021
	Note	NIS in thousands
Current assets
Cash and cash equivalents		215,255	196,217
Restricted cash		24,271	21,083
Trade receivables		40,227	17,407
Other receivables		74,689	33,244
Inventory	5	126,156	62,313
Biological assets	6	9,139	5,566
Financial assets measured at fair value through profit or loss	7	200	330

		489,937	336,160

Non-current assets
Property, plant and equipment and right-of-use asset		94,703	86,509
Goodwill		285,209	*268,291
Deferred tax assets		2,407	3,020
Financial assets measured at fair value through profit or loss		2,565	2,565
		384,884	360,385

Total assets		874,821	696,545

* Immaterial adjustment of comparative data, see Note 2 (2)

The accompanying notes are an integral part of the condensed consolidated interim financial statements.

3

Intercure Ltd.
Condensed Consolidated Interim Statements of Financial Position

	September 30	December 31
	2022	2021

Current liabilities
Short term loan and current maturities	134,998	70,559
Trade payables	97,796	64,474
Other payables	37,673	41,050
Contingent consideration	23,648	15,780
Short term loan from non-controlling interest	1,232	1,722

	295,347	193,585

Non-current liabilities
Borrowings	45,591	11,877
Liabilities in respect of employee benefits	1,005	224
Loan from related party	-	76
Lease liability	19,415	21,371
	66,011	33,548

Total liabilities	361,358	227,133

Equity
Share capital, premium and other reserves	629,290	623,567
Capital reserve for transactions with controlling shareholder	2,388	2,388
Receipts on account of shares	8,541	8,541
Accumulated losses	(150,200)	(186,468)

Equity attributable to owners of the Company	490,019	448,028

Non-controlling interests	23,444	*21,384

Total equity	513,463	469,412

Total equity and liabilities	874,821	696,545

* Immaterial adjustment of comparative data, see Note 2 (2)

The accompanying notes are an integral part of the condensed consolidated interim financial statements.

4

Intercure Ltd.
Condensed Consolidated Interim Statements of Profit or Loss and Other Comprehensive Income

	Nine months ended September 30,		Three months ended September 30,		Year ended December 31
	2022	2021	2022	2021	2021
	NIS in thousands

Revenue	283,078	139,976	100,572	61,695	219,677
Cost of revenue before fair value adjustments	161,605	80,600	56,498	37,013	123,688

Gross income before impact of changes in fair value	121,473	59,376	44,074	24,682	95,989

Unrealized changes to fair value adjustments of biological assets	4,567	3,761	(3,314)	1,316	6,574
Loss (profit) from fair value changes realized in the current year	(3,183)	6,372	(5,453)	3,942	11,432

Gross Profit	129,223	56,765	46,213	22,056	91,131

Research and development expenses	458	1,015	120	298	1,235
General and administrative expenses	27,206	15,598	10,248	7,825	27,206
Selling and marketing expenses	40,886	14,668	16,774	6,245	23,214
Other expenses (income), net	227	1,401	(897)	1,692	2,971
Changes in the fair value of financial assets through loss or (profit), net.	177	(333)	54	(8)	1,868
Share based payments	6,172	5,281	3,731	1,463	6,452

Operating Profit	54,097	19,135	16,183	4,541	28,185

Financing expenses	10,496	2,956	4,397	2,464	9,581
Financing income	8,966	-	161	-	130

Profit before tax on income	52,567	16,179	11,947	2,077	18,734

Tax on income	(14,084)	(5,846)	(3,639)	(1,537)	(11,441)
Total comprehensive Profit	38,483	10,333	8,308	540	7,293

Attribution of net profit for the quarterly:
To the Company’s shareholders	36,268	7,761	7,256	(1,644)	4,690
To non-controlling interests	2,215	2,572	1,052	2,184	2,603
Total	38,483	10,333	8,308	540	7,293

Profit per share
Basic Profit	0.80	0.18	0.16	(0.04)	0.12
Diluted Profit	0.80	0.16	0.16	(0.03)	0.11

The accompanying notes are an integral part of the condensed consolidated interim financial statements.

5

Intercure Ltd.
Consolidated Interim Statements of Changes in Equity

	Share capital, premium and other reserves	Capital reserve for transactions with controlling shareholder	Receipts on account of shares	Accumulated losses	Equity attributable to owners of the Company	Non-controlling interests	Total equity
	NIS in thousands

As of January 1, 2022	623,567	2,388	8,541	(186,468)	448,028	21,384	469,412

Profit for the period	-	-	-	36,268	36,268	2,215	38,483
Acquisitions of subsidiaries	-	-	-	-	-	(155)	(155)
Settlement in cash of an obligation to issue shares	(449)	-	-	-	(449)	-	(449)
Share-based payment	6,172	-	-	-	6,172	-	6,172

As of September 30, 2022	629,290	2,388	8,541	(150,200)	490,019	23,444	513,463

As of January 1, 2021	452,259	2,388	11,017	(191,158)	274,506	17,603	292,109

Profit for the period	-	-	-	7,761	7,761	2,572	10,333
Exercise of share options	8,359		(1,963)	-	6,396	-	6,396
Share-based payment	5,282	-	-	-	5,282	-	5,282
Issuance of shares, net	135,997	-	-	-	135,997	-	135,997

As of September 30, 2021	601,897	2,388	9,054	(183,397)	429,942	20,175	450,117

The accompanying notes are an integral part of the condensed consolidated interim financial statements.

6

Intercure Ltd.
Condensed Consolidated Interim Statements of Cash Flows

	Nine months ended September 30,
	2022	2021
	NIS in thousands
Cash flows from operating activities

Profit for the period	38,483	10,333
Taxes on income paid	(6,397)	(1,853)
Adjustments required to present cash flows from operating activities (A)	(23,978)	13,720

Net cash provided by (used in) operating activities	8,108	22,200

Cash flows from investing activities

Purchase of property, plant and equipment	(15,059)	(6,555)
Grant of loan	(44,732)	(4,972)
Acquisition of Subsidiary and activities, net of cash acquired	797	(28,288)
Settlement in cash of an obligation to issue shares	(449)	-
Investment in assets measured at fair value through profit or loss	-	(281)
Decrease in deposit	-	11
Increase in deposit	(1,651)	(11)
Payment for contingent consideration	(6,168)	-
Payment for deferred consideration for the acquisitions of subsidiaries	(12,716)	-
Net cash used in investing activities	(79,978)	(40,096)

Cash flows from financing activities

Exercise of share options	-	6,396
Lease payments	(957)	(582)
Receipt of loans from banks	175,138	63,200
Repayment of loans from banks	(77,955)	(100)
Receipt of loan to related party and controlling shareholder	158	-
Repayment of loan from related party and controlling shareholder	(711)	(4,534)
Proceeds from issuance of shares as part of private issuance, net of issuance costs	-	128,221
Interest paid	*(12,357)	*(2,894)
Net cash provided by financing activities	83,316	189,707

Increase in cash and cash equivalents	11,446	171,811
Exchange differences in respect of balances of cash and cash equivalents	8,204	(720)
Balance of cash and cash equivalents at beginning of year	195,272	37,888

Balance of cash and cash equivalents at end of year	214,922	208,979

* Reclassified due to change in accounting policy, see Note 2(3).

7

Intercure Ltd.
Condensed Consolidated Interim Statements of Cash Flows

	Nine months ended September 30,
	2022	2021
	NIS in thousands
A) Adjustments required to present cash flows from operating activities

Adjustments to items in the consolidated statement of comprehensive income:

Depreciation	7,348	4,185
Share-based payment	6,172	5,282
Changes in the fair value of financial assets through profit or loss, net	177	(333)
Finance expenses (income), net	1,530	2,956
Change in liabilities in respect of employee benefits, net	398	-
Contingent consideration	1,255	-
Tax expense	14,084	5,846
	30,964	17,936
Changes in assets and liabilities items:

Decrease (increase) in trade receivables	(21,878)	459
Decrease (increase) in other receivables	4,412	(6,606)
Increase in inventory	(61,812)	(6,620)
Increase in biological assets	(3,573)	(904)
Increase (decrease) in trade payables	29,661	(7,730)
Increase (decrease) in other payables	(1,752)	17,185

	(54,942)	(4,216)

	(23,978)	13,720

The accompanying notes are an integral part of the condensed consolidated interim financial statements.

8

Intercure Ltd.
Notes to Condensed Consolidated Interim Financial Statements

Note 1 - General

A.	The Company’s activity

Intercure Ltd. (hereinafter: the “Company”) is a public company which is listed on the Tel Aviv Stock Exchange, Toronto Stock Exchange and Nasdaq, domiciled in Israel. Its offices are located in Herzliya. The Company is engaged in the medical cannabis sector mainly through its holdings of the entire issued and paid-up capital of Canndoc Ltd. (hereinafter: “Canndoc”), the entire issued and paid-up capital of Pharmazone Ltd. (hereinafter: “Pharmazone”) and through its 50.1% stake in the issued and paid-in capital of Cannolam Ltd. (hereinafter: “Cannolam”). The Company also has additional holdings in the biomed sector.

During 2022, the Company engaged in 4 agreements for the acquisition of pharmacies. See note 3A.

Investments in the biomed sector:

The Company invested in three companies in the biomed sector: Regenera Pharma Ltd. (hereinafter: “Regenera”), F.O.R.E Biotherapeutics Ltd. (formerly known as NovellusDX Ltd., hereinafter: “Fore”) and Cavnox Ltd. (hereinafter: “Cavnox”). For additional details regarding investments in the biomed sector, see Note 7.

B.	Definitions:

In these consolidated financial statements:

Company	-	Intercure Ltd.
Group	-	The Company and its subsidiaries.
Related Parties	-	As defined in IAS 24.
USD	-	U.S. dollars.
NIS	-	New Israeli shekel.
Subsidiaries	-	Companies which are controlled by the Company (as defined in IFRS 10), directly or indirectly, and whose financial statements are fully consolidated with the Company’s reports.

9

Intercure Ltd.
Notes to Condensed Consolidated Interim Financial Statements

Note 2 - Significant Accounting Policies

1.	Basis of Preparation of the financial statements

The Group’s condensed consolidated financial statements (hereinafter: the “Interim Financial Statements”) have been prepared in accordance with International Accounting Standard 34, “Interim Financial Reporting” (hereinafter: “IAS 34”).

These financial statements have been prepared in a condensed format as of September 30, 2022, and for the nine months then ended (“condensed consolidated interim financial statements”). These financial statements should be read in conjunction with the Company’s annual financial statements as of December 31, 2021 and accompanying notes (“annual consolidated financial statements”).

These condensed consolidated interim financial statements were authorized for issue by the Group’s Board of Directors on November 14 ,2022.

2.	Immaterial adjustment of comparative data

Subsequent to release of the Company’s annual consolidated financial statements and prior to the release date of these interim condensed consolidated financial, an error was discovered in the accounting treatment of Non-controlling interests.

The Company examined the materiality of the error that was discovered in its financial statements with respect to the relevant reporting periods, and after examining the quantitative and qualitative parameters it reached the conclusion that the aforesaid error has no effect on how the users of the consolidated financial statements make economic decisions and/or analyze the aforesaid financial statements. Therefore, the error is not a material error that requires issuing revised consolidated financial statements of the Group.

Presented hereunder are the effects of the correction, which was included in the comparative data in these interim financial statements by marking the corrected items with “immaterial adjustment”.

(1)	Effect of the correction on the statement of financial position

	December 31, 2021
			As presented in
	As presented	Effect of	these financial
	in the past	correction	statements
	NIS thousands	NIS thousands	NIS thousands
Goodwill	258,070	10,221	268,291
Non-controlling interests	11,163	10,221	21,384

10

Intercure Ltd.
Notes to Condensed Consolidated Interim Financial Statements

Note 2 - Significant Accounting Policies (Cont’d)

3.	Change in accounting policy, IAS 7

During the reporting period, the Company changed the classification of interest paid to be presented under financing activities instead of operating activities.

The Company considered this classification more appropriate and provides more relevant information about the Company’s transactions on the cash flow statements.

(1)	Effect of the classification on the statements of cash flows:

	Nine months ended September 30, 2021
			As presented in
	As presented	Effect of	these financial
	in the past	correction	statements
	NIS thousands	NIS thousands	NIS thousands
Profit for the period	10,333		10,333
Interest paid	(2,894)	2,894
Taxes on income paid	(1,853)		(1,853)
Adjustments required to present cash flows from operating activities (A)	13,720		13,720

Net cash provided by (used in) operating activities	19,306	2,894	22,200

Net cash provided by financing activities	192,601	(2,894)	189,707

Note 3 - Transactions and Events During the Reporting Period

A.	Acquisitions:

On January 19, 2022, the Company engaged in an agreement to purchase 51% of “Orni” pharmacy located in Tel Aviv.

On February 5, 2022, the Company engaged in an agreement to purchase 100% of “Maayan Haim” pharmacy located in Ashdod.

On April 24, 2022, the Company engaged in an agreement to purchase 51% of “Amidar” pharmacy located in Naharia.

On May 15, 2022, the Company opened a pharmacy in Vienna, Austria, which is fully owned by Cannolam.

On July 27, 2022, the Company engaged in an agreement to purchase 51% of “Refua Center” pharmacy located in Bnei Brak.

11

Intercure Ltd.
Notes to Condensed Consolidated Interim Financial Statements

Note 3 - Transactions and Events During the Reporting Period (Cont’d)

A.	Acquisitions: (Cont’d)

Measurement of fair values

Presented hereunder is information regarding the techniques the Gcn:

A.	Contingent consideration in business combination

The Group has NIS 12,780 thousand of contingent considerations.

B.	Presented below is the fair value, as of the acquisition’s date, of the transferred consideration:

NIS in thousands
Consideration paid in cash	1,000
Deferred consideration in cash	3,322
Contingent consideration	12,780
Non-controlling interests	(155)
16,947

C.	Net cash flow in the acquisition

NIS in thousands
Consideration paid in cash	1,000
Less - acquired cash and cash equivalents	1,797
797

D.	Amounts recognized on the acquisition date in respect of assets and liabilities:

NIS in thousands
Cash and cash equivalents	1,797
Trade and other receivables	2,115
Inventory	2,032
Property, plant and equipment and right-of-use asset	275
Goodwill	150
Current maturities	(75)
Trade and other payable	(4,463)
Loan from non-controlling interest	(92)
Liabilities in respect of employee benefits	(383)
Borrowings	(1,169)
Total identifiable net assets	187

12

Intercure Ltd.
Notes to Condensed Consolidated Interim Financial Statements

Note 3 - Transactions and Events During the Reporting Period (Cont’d)

A.	Acquisitions: (Cont’d)

E.	Goodwill

The consideration which was paid in the business combination included amounts associated with the expected benefits from synergy (collaboration), growth in revenue, and future developments in the Subsidiaries operating market. These benefits are not recognized separately from goodwill, since the future economic benefits which are expected to arise from them are not reliably measurable. All of the above led to the recognition of goodwill in the amount of NIS 16,761 thousand.

F.	Non-controlling interests

The total sum of non-controlling interests in the Subsidiaries which was recognized on the acquisitions date is NIS )155) thousand. The non-controlling interests measured at the date of the business combination at their proportionate interest in the identifiable assets and liabilities of the acquiree.

B.	During the reporting period, the Company borrowed loans in an aggregate amount of NIS 175 million for periods of 0.25 - 5 years at interest rates ranging from Prime +1.97% to Prime +2.05%.

During the reporting period the Company repaid loans in an aggregate amount of NIS 78 million.

C.	On February 16, 2022, the Company engaged in an agreement with Cann Pharmaceutical Ltd. (“Better”), a Israeli medical cannabis multi-national operator known as “Better” to acquire 100% of Better’s shares, which includes “Better’s” unique strains, cultivation site, intellectual property, and commercial operations in Israel as well it’s international activities. Purchase price of USD 35 million: paid with Intercure shares at the valuation of USD 10 per share. The acquisition closing is subject to customary closing conditions as well as specific approvals of the Israel

Medical Cannabis Agency (IMCA), the Toronto Stock Exchange (TSX), as well as the approval of the court in Israel.

D.	On March 1, 2022, the company signed a definitive agreement (hereinafter: “Agreement”) with Altman Health LP (“Altman Health”), the market leader of OTC and nutritional supplements in over 1,700 points of sale, including all major pharmacies across Israel. The newly formed company will focus on the new Israeli CBD product market, following the Israeli Minister of Health’s announcement On February 28, 2022, that CBD will be removed from the Dangerous Drugs Act.

E.	On May 15, 2022, the Company’s board of directors authorized management to offer a total of up to 596,937 options to an officer (the Company’s CFO) and 7 Canndoc employees, which constitute 1.3% of the Company’s shares in accordance with the Company 2015 ESOP plan.

F.	On September 15, 2022, the company held an annual Special General Meeting of Shareholders, that approved an extension of the exercise period for 1,030,325 options previously granted to the Company’s chairman of the board, for an additional 3 years until December 31, 2026.

13

Intercure Ltd.
Notes to Condensed Consolidated Interim Financial Statements

Note 4 - Cultivating Facilities

Canndoc has an advanced propagation and growing facility which is located in Kibbutz Beit HaEmek, in which it develops and grows a wide variety of unique strains of medical cannabis (hereinafter: the “Northern Facility”). As of the reporting date, the northern facility is spread over an area of approximately 5 dunams, whereby Canndoc has the right of first refusal regarding an option to expand the area of the northern facility to a total area of approximately 16 dunams. The northern facility includes a greenhouse for propagating, growing and florescence, as well as a processing facility and operational areas. During the reporting period, Canndoc performed extension, upgrade and adjustment works on the northern facility, for the purpose of ensuring the northern facility’s compliance with the high-quality standards required to export from Israel and adjusting the quality of the products to the level required in Israel and in the target countries. The performance of the upgrade works was concluded in the fourth quarter of 2019; On May 21, 2020, an addendum to the agreement was signed, which formalized, inter alia, the investment in the Company’s facility in Beit HaEmek. As of the publication date of the report, the suspensory conditions for the fulfillment of the agreement have not yet been met.

In Kibbutz Beit HaEmek, as of September 30, 2022 the Company had approximately NIS 11 million in Property, plant and equipment, net, in respect of facilities that are used by the activity. Held inventory and biological assets of approximately NIS 2 million, with immaterial amount of liabilities that are directly attributed to the activity. During the reporting period the activity generated revenue of approximately NIS 2 million and generated a net loss of approximately NIS 1 million (30% of these results is attributable to Kibbutz Beit HaEmek).

In Kibbutz Nir-Oz, as of September 30, 2022 the Company had approximately NIS 54 million in Property, plant and equipment, net, in respect of facilities that are used by the activity. Held inventory and biological assets of approximately NIS 43 million, with immaterial amount of liabilities that are directly attributed to the activity.

During the reporting period the activity generated revenue of approximately NIS 9 million and generated a net income of approximately NIS 1 million (26% of these results is attributable to Kibbutz Nir-Oz).

Note 5 - Inventory:

Inventory is comprised of finished goods of dry packaged or rolled medical cannabis and cannabis oil, as well as the outputs of processing procedures, which include, inter alia, agricultural produce which has been transferred from biological assets, where the procedure of processing into finished goods has not yet been completed.

	September 30,	December 31,
	2022	2021
	NIS in thousands
Finished goods	81,502	39,256
Goods in process and dried inflorescence	44,654	23,057
Total inventory	126,156	62,313

14

Intercure Ltd.
Notes to Condensed Consolidated Interim Financial Statements

Note 6 - Biological Assets:

The Company measured biological assets (level 3), which are mostly comprised of medical cannabis plants and agricultural produce, at fair value less selling costs up to the point of harvest. This value serves as the cost basis of inventory after the harvest.

The Company’s biological assets are primarily comprised of medical cannabis seedlings and medical cannabis. Presented below are the changes in biological assets during the reporting period:

	September 30,	December 31,
	2022	2021
	NIS in thousands
Balance as of January 1	5,566	3,153
Costs of growing medical cannabis plants	46,998	24,556
Change in fair value less selling costs	11,196	6,574
Transfer to inventory	(54,621)	(28,717)
Balance as of the end of the period	9,139	5,566

Disclosure regarding assumptions which were used to estimate the net fair value of biological assets

A.	below are the main assumptions used:

	September 30	December 31
	2022	2021
Net growing area (in thousands of square meters)	10.5	10.5
Estimate net yield as of the reporting date (tons) (1)	2.4	1.6
Estimated net selling price (NIS per gram) (2)	17.4	17.4
Estimated growing cycle length (in weeks) (4)	13	13
Estimated growing cycle completion rate (in percent) (5)	32%	29%
Proportion of plants which do not reach the harvesting stage	8%	8%

(1)	According to the number of seedlings as of the end of the reporting period
(2)	According to the price range of the Company’s existing products as of the end of the reporting period
(3)	The Company’s estimate regarding the future ratio of sales
(4)	In accordance with the Company’s experience, and according to the strains which exist as of the reporting date
(5)	By planting date vs. growing cycle length

B.	Below is a sensitivity analysis on the fair value of the biological assets (in NIS thousands) in respect of a 10% increase in each of the following variables:

	September 30	December 31
	2022	2021
	NIS in thousands
Change of average selling price	1,105	673
Change of proportion of oil products	60	50
Change of proportion of plants which do not reach harvest	(73)	(445)

15

Intercure Ltd.
Notes to Condensed Consolidated Interim Financial Statements

Note 7 - Investments in Financial Assets Measured at Fair Value Through Profit or Loss:

A.	As of September 30, 2022 and as of December 31, 2021, the Company holds 3,840,617 shares of XTL Biopharmaceuticals Ltd. (hereinafter: “XTL”), which constitute 0.70% of XTL’s issued and paid-up capital.

XTL is a public traded company listed in the Tel-Aviv stock exchange.

On January 19, 2022, the Company engaged in an agreement to purchase 51% of “Orni” pharmacy. As of this date, Orni held an investment in financial assets measured at fair value through profit or loss, in amount of NIS 47 thousand in various tradable stocks.

The fair value of these two financial assets as of the end of the reporting period was estimated based on the quoted share price (level 1).

The fair value and changes in securities which were classified “Financial assets measured at fair value through profit or loss” during the reporting periods was as follows:

	September 30	December 31
	2022	2021
	NIS in thousands
Balance for the beginning of the period	330	376
Acquisition of subsidiary	47	-
Changes in fair value carried to the statement of income	(177)	(46)
Balance for the end of the period	200	330

B.	The Company’s investments in biomed companies are revalued at fair value through profit and loss. The fair value is determined according to valuations, which are mostly performed using the OPM method.

	September 30	December 31
	2022	2021
	NIS in thousands
Fair value of the investment in Regenera	-	-
Fair value of the investment in Fore	1,600	1,600
Fair value of the investment in Cavnox	965	965
	2,565	2,565

Note 8 - Other receivables:

The balance includes an amount of approximately NIS 34 million loaned to third parties in connection with potential acquisitions which have not yet been materialized.

16

Intercure Ltd.
Notes to Condensed Consolidated Interim Financial Statements

Note 9 - Operating segment data:

Reconciliation of operating segment data include cancellation of assets of the cannabis segment, addition of the investment in accordance with the equity method, and addition of assets and liabilities which were not attributed to segments.

	NIS in thousands
	Cannabis segment	Biomed segment	Reconciliations	Total

Nine months ended September 30, 2022
External revenue	283,078	-	-	283,078
Segment profit (loss)	65,999	(173)	-	65,826

General and administrative expenses not attributable to segments				(11,502)
Other expenses, net				(227)
Operating profit				54,097

Segment assets	745,221	2,766	126,834	875,821
Segment liabilities	394,575	-	(33,217)	361,358

Nine months ended September 30, 2021
External revenue	139,976	-	-	139,976
Segment profit (loss)	29,010	333	-	29,343

General and administrative expenses not attributable to segments				(8,807)
Other expenses, net				(1,401)
Operating Profit				19,135

Segment assets	513,202	4,132	138,269	655,602
Segment liabilities	231,838	-	(26,352)	205,486

Three months ended September 30, 2022
External revenue	100,572	-	-	100,572
Segment profit (loss)	21,606	(50)	-	21,556

General and administrative expenses not attributable to segments				(6,270)
Other expenses, net				897
Operating profit				16,183

Segment assets	67,970	(49)	14,836	81,757
Segment liabilities	40,344	-	30,040	70,384

17

Intercure Ltd.
Notes to Condensed Consolidated Interim Financial Statements

Note 9 - Operating segment data: (Cont’d)

	NIS in thousands
	Cannabis segment	Biomed segment	Reconciliations	Total

Three months ended September 30, 2021
External revenue	61,695	-	-	61,695
Segment profit (loss)	9,731	8	-	9,739

General and administrative expenses not attributable to segments				(3,506)
Other expenses, net				(1,692)
Operating Profit				4,541

Segment assets	513,202	4,132	138,269	655,603
Segment liabilities	231,838	-	(26,353)	205,485

Year ended December 31, 2021
External revenue	219,677	-	-	219,677
Segment profit (loss)	44,646	(1,868)	-	42,778

General and administrative expenses not attributable to segments				(11,620)
Other expenses, net				(2,971)
Operating Profit				28,187

Segment assets	551,435	2,895	131,994	686,324
Segment liabilities	132,562	-	94,571	227,133

Note 10 - Subsequent events:

A.	In October 2022, the Company purchase 51% of “Amirim Pharm” pharmacy located in Hadera for an immaterial consideration.

B.	In October 2022, Fore has initiated an investment round. If the Company chooses not to participate it will be diluted from 0.44% to 0.10% on a fully diluted basis.

- - - - - - - - - - - -

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